Exhibit 19.1

ADIENT PLC

INSIDER TRADING POLICY

U.S. Federal securities laws, and other countries’ securities laws, prohibit the use of material nonpublic information in connection with securities Transactions (defined below). Individuals violating these restrictions may be subject to serious criminal and civil liabilities and sanctions, including civil penalties of up to three times the illegal profit gained or loss avoided on the securities Transaction. The violation may also subject Adient plc (“Adient”) to criminal and civil penalties, and would severely damage Adient’s reputation and business relationships.

Accordingly, Adient has adopted this Insider Trading Policy in an effort to apply uniform conduct guidelines to all Directors, Section 16 Officers (defined below), employees, and Related Persons (defined below) of Adient and its subsidiaries globally. Adient may also determine that other persons should be subject to this policy, such as contractors or consultants who have access to material nonpublic information. Any violation of this policy may result in Adient imposing serious sanctions, including dismissal for cause, of the persons involved.

1.    Objectives. The objectives of this Insider Trading Policy are to: (1) promote compliance with applicable securities laws and avoid even the appearance of improper conduct relative to such laws; (2) preserve the reputation and integrity of Adient and its Directors, Section 16 Officers, employees and Related Persons; and (3) describe the general standards and procedures for engaging in Transactions involving Adient Securities (defined below) and the securities of other publicly traded companies. This policy and Adient’s authorized employees may provide advice and guidance relative to insider trading compliance; however, ultimate responsibility for compliance resides with the individual.

2.    Scope. This policy applies to all Directors, Section 16 Officers, employees, and Related Persons (collectively referred to herein as “You”).

3.    Policy.

a.    Prohibition Against Trading on Material Nonpublic Information. You may not trade in Adient Securities at any time if you are aware of any material nonpublic information relating to Adient (definitions of “material” and “nonpublic” are included below). This prohibition also applies to any material nonpublic information you become aware of in the course of your employment or service with Adient relating to any other company, including Adient’s suppliers and customers.

b.    Prohibition Against Tipping. You may not disclose material nonpublic information to persons within Adient whose jobs do not require them to have that information, or outside of Adient to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in

Insider Trading Policy

accordance with Adient’s policies regarding the protection or authorized external disclosure of information regarding Adient. This disclosure may be viewed as “tipping,” resulting in liability under the Federal securities laws for both the person who provides the information, and the person who receives the information. This prohibition also applies to any material nonpublic information you become aware of in the course of your employment or service with Adient relating to any other company, including Adient’s suppliers and customers.

4.    Penalties for Violations.

a.    Individual Penalties. The federal securities laws impose severe penalties on persons who trade while aware of material nonpublic information or who improperly disclose such information to a third party. Individuals trading on (or tipping) material nonpublic information may be liable for criminal fines of up to $5 million, 20 years imprisonment and civil penalties of up to three times the profit gained or loss avoided.

b.    Control Person Penalties. Penalties may also be imposed against so-called “controlling persons” who fail to take appropriate steps to prevent and detect insider trading violations (including tipping) by their employees or subordinates. The SEC may impose upon control persons a civil penalty of up to the greater of $1 million or three times the amount of profit gained or loss avoided as a result of the employee’s violation. In addition, incorporated violators may be fined up to $25 million if found guilty of a criminal insider trading violation. It is possible that your status as a Director, Section 16 Officer and/or employee would implicate you as a controlling person subject to personal liability for the insider trading violations of Adient’s employees.

5.    Definitions.

a.    Adient Securities. Includes ordinary and preferred shares, derivative securities (e.g., share options), and debt securities (e.g., bonds and notes) of Adient plc.

b.    Material Information. It is difficult to describe exhaustively what constitutes “material” information, but you should assume that any information, positive or negative, that might affect the price of Adient Securities or otherwise might be of significance to an investor in determining whether to purchase, sell or hold Adient Securities would be “material.” Some examples of information that would typically be considered material include:
    earnings information, including annual, quarterly or monthly financial results and guidance or projections relating to future earnings performance;
    mergers, tender offers, joint ventures or material acquisitions or dispositions of assets;
    new products or services, or developments regarding customers or suppliers (e.g., the acquisition or loss of an important contract);
    changes in control of Adient or in its senior management;
    a change in auditors or an auditor notification that Adient may no longer rely on an auditor’s audit report;

Insider Trading Policy

    events regarding Adient Securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, share splits, changes in dividend policy, changes to the rights of security holders, financing transactions or public or private offerings of securities);
    pending significant litigation or a change in the status of such litigation; and
    bankruptcies or receiverships involving Adient or parties with whom Adient has a material relationship.

This list is not intended to be all-inclusive. Questions concerning the materiality of particular information should be directed to Shareholder Services prior to your trading in Adient Securities or the securities of another publicly traded company, such as a customer or supplier of Adient.

c.    Nonpublic information. Nonpublic information is generally not known or available to the public. To be “public”, information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Adient generally considers information to be public after one full trading day has elapsed following Adient's release of such information to the general public.

d.    Related Persons. For purposes of the policy, a related person includes the following:
    your spouse, minor children and relatives who share your home, and certain entities affiliated with you (e.g., trusts, partnerships, estates, and corporations).
    any family members who do not live in your household, but whose transactions in securities are directed by you or are subject to your influence or control.
    any person to whom you have disclosed material, nonpublic information.
    any person acting on your behalf or on behalf of any individual listed above.

e.    Section 16 Officer. For purposes of the policy, a Section 16 Officer is an individual designated by Adient’s Board of Directors as an “officer” of Adient for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

f.    Trades or Transactions. Includes sales, dispositions, purchases, acquisitions, share option exercises, standing orders1, gifts, pledges, transfers and certain employee benefit plan Transactions as discussed below. This list is not all-inclusive; questions regarding whether an activity is considered a Transaction should be directed to Shareholder Services prior to consummation.

6.    Applicability of Policy to Transactions under Adient Benefit Plans.
1 You may be liable for Trades made pursuant to standing orders (e.g., market and/or limit orders) if such Trade is made while you are in possession of material nonpublic information. Accordingly, you are strongly discouraged from entering into a standing order if there is a reasonable chance that the order may be executed while you are in possession of material nonpublic information.

Insider Trading Policy

The following are applications of this policy under Adient benefit plans:

a.    401(k) Plan. The policy trading prohibition does not apply to purchases or acquisitions of Adient share units in your 401(k) plan account resulting from periodic contributions of money pursuant to an existing payroll deduction. However, the trading prohibition does apply to an election to:
    begin or terminate investing in the Adient share fund of the 401(k) plan;
    increase or decrease the percentage of your periodic contributions that will be allocated to the Adient share fund of the 401(k) plan;
    make an intra-plan transfer of an existing account balance into or out of the Adient share fund;
    borrow money against your 401(k) plan balance if the loan will result in a liquidation of some or all of your Adient share fund balance; and
    pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to the Adient share fund.

b.    Deferred Compensation Plan. The policy trading prohibition does not apply to acquisitions of Adient share units in your deferred compensation account resulting from periodic deferrals of compensation pursuant to the deferral methods allowed under the deferred compensation plan and your advance deferral election. However, the trading prohibition does apply to an election to:
    begin or terminate investing in the Adient share fund of the deferred compensation plan;
    increase or decrease the percentage of your periodic contributions that will be allocated to the Adient share fund of the deferred compensation plan; and
    make an intra-plan transfer of an existing account balance into or out of the Adient share fund.

c.    Direct Share Purchase Plan. The policy trading prohibition does not apply to acquisitions of Adient shares under the Bank Sponsored Direct Purchase Plan administered by Wells Fargo N.A. resulting from your reinvestment of dividends paid on Adient shares. The policy trading prohibition does apply to an election to:
    sell Adient shares acquired via the plan;
    begin or terminate participation in the plan;
    increase or decrease your level of participation in the plan; and
    make additional contributions to the plan which result in a voluntary purchase of Adient shares.

d.    Performance Share Awards and Restricted Share Awards. The policy trading prohibition does not apply to the awarding or vesting of performance share or restricted share awards and related dividend equivalents, or the withholding of Adient shares to cover the employee’s minimum tax liability upon vesting. However, the policy trading prohibition does apply to Transactions involving the underlying Adient shares after vesting (e.g., the sale or transfer of Adient shares).

Insider Trading Policy

e.    Share Appreciation Rights and Share Options. The policy trading prohibition does not apply to the granting or vesting of share appreciation rights and share options. However, the policy trading prohibition does apply to all exercises of share appreciation rights and share options, except as set forth in the Blackout Guidelines and pursuant to approved Rule 10b5-1 Trading Plans (as discussed in Section 14 below).

7.    Pre-Clearance Guidelines. Directors and Section 16 Officers must contact Shareholder Services prior to engaging in or making any commitment to engage in a Transaction in Adient Securities. These individuals will receive additional information from Shareholder Services regarding the Pre-Clearance Guidelines.

8.    Blackout Guidelines. Directors, Section 16 Officers, certain employees and Related Persons are subject to periodic prohibitions on the trading of Adient Securities under Adient’s Blackout Guidelines. These individuals will receive written notice from Shareholder Services if they are subject to the Blackout Guidelines.

9.    Restrictions on Certain Types of Transactions. Trading on an exchange in puts, calls or any other derivative securities relating to Adient Securities, and engaging in hedging or monetization transactions relating to Adient Securities, or short sales of Adient Securities, is prohibited at all times. Investments in mutual fund(s) or exchange traded fund(s) that invest in a broad index or sector (“ETF”) that also invest in Adient Securities, are not prohibited, although the purchase, sale or hedging of mutual fund or ETF shares based on material nonpublic information about Adient would violate this policy and implicate the securities laws.

10.    Discretionary Brokerage Accounts. If there is a reasonable chance that a trade involving Adient Securities may be executed at a time when you are in possession of material nonpublic information, we strongly discourage you from holding Adient Securities in a discretionary brokerage account. A discretionary brokerage account, also known as a controlled account, is an investment account whereby the broker has complete authority to act on your behalf in buying and selling securities without your prior approval or knowledge of the type and price of the security.

11.    Margin Accounts and Pledges. You are prohibited from holding Adient Securities in a margin account, or pledging Adient Securities as collateral for a loan. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in a foreclosure if you default on a loan. The margin or foreclosure sale may occur when you are aware of material nonpublic information or otherwise are not permitted to trade in Adient Securities.

12.    Confidentiality. You should not discuss internal Adient matters or developments with anyone outside of Adient, except as required in your performance of regular employment duties. Please refer to Adient Communication Policy and Adient Ethics Policy for further guidance on Adient’s policies concerning confidential information.

Insider Trading Policy

13.    Post-Termination Transactions. The prohibitions in this policy apply to Transactions in Adient Securities even after termination of service to or employment with Adient. If an individual is in possession of material nonpublic information when his or her service or employment terminates, that individual may not trade in Adient Securities until that information has become public or is no longer material.

14.    Rule 10b5-1 Trading Plans. Certain individuals as determined by the General Counsel are permitted to enter Rule 10b5-1 trading plans that are approved by Adient in advance and meet certain guidelines. For additional information regarding Rule 10b5-1 trading plans contact Shareholder Services.

15.    Adient Assistance. If you have any doubts as to your responsibilities under this policy, you should seek guidance and clarification from Shareholder Services. Please do not try to resolve uncertainties on your own.

16.    Interpretation Authority. The General Counsel shall have the authority to interpret this policy and all related policies and procedures and such other authority and responsibility as described in this policy or in related policies and procedures. The Shareholder Services department has authority to manage this policy and all related policies and procedures.

Effective: June 5, 2018

Insider Trading Policy